PLUS THERAPEUTICS, INC.

4200 Marathon Blvd.

Suite 200

Austin, TX 78756

August 15, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plus Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-266684)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Plus Therapeutics, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-266684) and declare the Registration Statement effective as of Wednesday, August 17, 2022, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Please contact William I. Intner of Hogan Lovells US LLP at (410) 659-2778 with any questions. Also, please notify Mr. Intner when this request for acceleration has been granted.

Very truly yours,

PLUS THERAPEUTICS, INC.

By:	/s/ Andrew Sims
Name: Andrew Sims
Title: Chief Financial Officer

cc:	William I. Intner, Hogan Lovells US LLP